Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES

UPCOMING CHANGES TO BOARD OF DIRECTORS

Luxembourg, December 14th, 2017 — Nexa Resources S.A. (“Nexa Resources” or the “Company”), announces that Mr. Agustin de Aliaga Fernandini, Mr. Claudio Ermirio de Moraes, and Mr. David Robert Davies have presented their resignations to the board of directors of the Company (the “Board”) at a Board meeting held on December 14th, 2017, and that Ms. Daniella Elena Dimitrov, Mr. Edward Ruiz and Ms. Jane Sadowsky will be appointed as new members of the Board. The mandates of the new members will be effective as of January 1st, 2018. Nexa Resources wishes to thank the outgoing members for their great contributions and years of dedicated service to the Company, which have brought the Company to a position of operational excellence and commitment to future growth.

The Board of Directors of Nexa Resources is comprised of a diverse range of highly skilled specialists with diverse backgrounds and strong experience in the mining business, audit, finance, governance, consulting and other key areas that support Nexa’s long-term development. As described in detail below, the new members will add to the independence and financial literacy compliment of the Board and strengthen this selected team of specialists:

Daniella Elena Dimitrov

Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She is currently a partner at Sprott Capital Partners, a division of Sprott Private Wealth LP, a merchant bank with a focus on natural resources. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice-Chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety.

Ms. Dimitrov has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Edward Ruiz

Edward Ruiz brings over 46 years of experience in public and private accounting. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States.

Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte´s IFRS specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971.

Since he left Deloitte, Mr. Ruiz has gained extensive board-level experience as a member and chair of a number of audit committees of publicly traded companies in Brazil.

Mr. Ruiz holds a bachelor´s degree from Pace University.

Jane Sadowsky

Ms. Jane Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions.

Ms. Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette.

While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: Compensation, Fairness & Valuation, Diversity, Mentoring and Recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

Currently, Ms. Sadowsky serves on the Board and the Audit and Governance committees of Yamana Gold, a publicly traded gold mining company based in Toronto, Canada, and the NYISO, which is responsible for system reliability of New York’s electricity grid. She also serves as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad, and leadership coaching services to professional services firms.

Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. She is a National Association of Corporate Directors (NACD) Governance Fellow and a frequent speaker at board governance conferences throughout the United States.

Following these changes, the Board will be composed of the following members:

Luís Ermírio de Moraes (Chairman)

Daniella Elena Dimitrov

Diego Cristóbal Hernandez Cabrera

Eduardo Borges de Andrade Filho

Edward Ruiz

Ivo Ucovich

Jane Sadowsky

Jean Simon

João Henrique Batista de Souza Schmidt

It is further intended that Daniella Elena Dimitrov, Edward Ruiz and Jane Sadowsky will be members of the Audit Committee, Eduardo Borges de Andrade and Luís Ermírio de Moraes will be members of the Compensation, Nominating and Governance Committee, and Diego Cristóbal Hernandez Cabrera, Edward Ruiz and João Henrique Batista de Souza Schmidt will be members of the Finance Committee.

About Nexa Resources S.A.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 12 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2016, according to Wood Mackenzie.

Contact: ir@nexaresources.com